UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at March 31, 2010

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Philip Kotze
Director

Date: March 31, 2010

Print the name and title of the signing officer under his signature

      Ste.1020-800 West Pender Street
Vancouver, BC
V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

ANOORAQ ANNOUNCES RESULTS FOR THE PERIOD ENDED DECEMBER 31, 2009

For immediate release

Bokoni achieves cash operating profit, six months after Anooraq assumes management control

March 31, 2010. Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) announces its production and financial results for the three months ended December 31, 2009. This release should be read with the Company's Financial Statements and Management Discussion & Analysis, available at www.anooraqresources.com and filed on www.sedar.com

Highlights for the quarter:

•         Bokoni Platinum Mines ("Bokoni") labour restructuring agreements completed
•         Bokoni concentrator plant upgraded on time and within budget
•         Production remained steady at 30,512 Platinum Group Metal ("PGM") (4E) [1] ounces
•         Operating costs decrease:
           •       Unit operating cost (in South African rand ("ZAR") per tonne) decreased by 8%
           •       ZAR per ounce operating cost decreased by 10%
•         PGM (4E) recoveries improved by 5%
•         Cash operating profit achieved
•         One million fatality-free shifts achieved

The final quarter of the 2009 financial year saw production remain steady at Bokoni as operating costs, margins and metal recoveries improved. These results reflect the Company's first half-year of operational control at Bokoni and cement its position as a significant PGM growth opportunity.

Philip Kotze, President and Chief Executive Officer of Anooraq Resources, commented:

"The fourth quarter results continue to reflect the good work achieved at the operations in the previous quarter and place the Company in a positive position after our first half-year of operational control at Bokoni. We are beginning to see the benefits of the operational turnaround strategy employed, as our operating costs continue to decrease and, for the first time, we report an operating profit for the quarter."

"Our focus on labour restructuring reached a significant milestone in the fourth quarter, as all of the restructuring agreements were completed in December 2009. As we move into 2010, the physical movement of labour from services to production will commence. Although this will be disruptive for our first quarter 2010 production, we believe it will position our company well for future production growth."

"A vital component of the Bokoni turnaround will be our ability to further reduce operating costs at the mine and I am pleased by our progress made on this front. We have reduced our ZAR/PGM ounce and US$/PGM ounce costs by a further 10% and 6% respectively over this quarter, as we continue to move Bokoni down the industry cost curve. The shallow depth at which the Bokoni orebody lies and the excellent infrastructure we have in place to access the Merensky and UG2 reefs provides us with an advantage in achieving our cost reduction targets. The concentrator plant upgrade at Bokoni was also completed during the quarter and leaves us well placed to maximise output in 2010."

"The turnaround at Bokoni has been mirrored by the recovery in the global PGM markets, and we look forward to being a growth producer in an upward-trending commodities market moving into 2010 and beyond."

Review of operational and financial performance

The results for the quarter ended December 31, 2009 reflect the performance at Bokoni for the first full half-year under Anooraq management.

Safety
Bokoni achieved one million fatality-free shifts during the quarter, an achievement for which employees, unions and operating management are congratulated. However, a rise in the lost time injury frequency rate to 1.04 (per 200,000 hours worked) during this period is cause for concern and active engagement has begun with all parties - employees, unions and the Department of Mineral Resources - to improve safety at Bokoni.

Production
Mill throughput at 248,999 tonnes during the period was 2% lower than the previous quarter, mainly as a result of the downtime required to complete the concentrator plant upgrade to a design capacity of 160,000 tonnes per month.

A PGM (4E) head grade of 4.39 grams per tonne was achieved for the quarter, an increase of 5%, a consequence of the disciplined mining approach and new ore flow processes introduced. Grade control remains a key focus area for the Company and extensive training programmes have been implemented to ensure "best cut" mining practices are followed by in stope workers.

Production remained steady for PGMs, while base metal recoveries increased significantly.

Metal produced	Q3 2009	Q4 2009	Variance (%)
Platinum (oz)	16,668	16,132	(3%)
Palladium (oz)	11,249	11,498	2%
Rhodium (oz)	1,877	1,816	(3%)
Gold (oz)	1,040	1,065	2%
Nickel (t)	214	241	13%
Copper (t)	126	143	13%

The increase in base metal recoveries reflects the shift in mining from UG2 to Merensky as part of the production profile strategy to increase total output to approximately 270,000 PGM ounces by 2013. This shift is particularly evident at the new Brakfontein shaft.

Total development for the quarter was 3,178 metres, an increase of 4% on the previous quarter and largely as a result of in-stope mining flexibility receiving greater emphasis. On-reef development was 1,104 metres and immediately available ore reserves remained constant at 14 months.

Costs
Continued efforts to reduce mining costs have been successful. Total operating costs decreased by 10% to CAN$32.7 million when compared to the third quarter, largely attributable to the initial effects of the labour restructuring programme and a 21% decrease in spend on central services and sundries at Bokoni. The 8% reduction in operating unit costs to CAN$130 (ZAR924)/tonne and the significant decrease in PGM (4E) unit costs for the quarter to US$1,006 (ZAR7,537) per PGM (4E) ounce reflect the success of the cost-reduction initiatives employed over the first six months of operational control at Bokoni. The Company will continue to drive down on mine operating costs and the medium term unit cost target guidelines to 2011 remain in place.

The labour restructuring agreements were completed in December 2009, with a total of 374 employees being shifted from services to production and 153 retrenchments confirmed by January 2010. This programme will continue into the first quarter of 2010 and has been completed by the end of March 2010. Once the labour restructuring has been implemented, Bokoni will be well positioned to ramp up production volume from April 2010 onwards.

Power tariff increases in South Africa have been confirmed by the National Energy Regulator of South Africa for the coming three years as follows: 24.8% in 2010/2011, 25.1% in 2011/2012 and 25.9% in 2012/2013. Anooraq anticipates that these increases will lead to a 5% to 8% (seasonally adjusted) rise in operating costs at Bokoni over the next three years. Continued focus on power usage reduction aligned with the shallow mining depths at Bokoni will assist in minimising the impact of these increases.

Revenue
Metal prices through the quarter reflected the recoveries witnessed in global commodity markets with the gross US$ PGM (4E) basket price rising 17% to US$1,055 per ounce and, despite the strengthening South African currency, the ZAR PGM (4E) basket price rose 13% to R7,899 per ounce. The average exchange rate for the period was ZAR7.49:US$1.00 (Q3: ZAR7.78:US$1.00), representing a 4% strengthening quarter on quarter.

Revenues from precious metals were CAN$30.7 million for the quarter. Base metal revenues (Nickel and Copper) contributed CAN$4.1 million, bringing total metal revenues for the quarter to CAN$34.8 million.

Capital expenditure
Capital expenditure for the quarter was CAN$14.4 million, consisting of 18% sustaining capital and 82% project capital. As per the previous quarter, the major project capital expenditures for the period relate directly to the Brakfontein mine build-up. The infrastructure upgrade at Vertical Shaft continues and plans to improve the infrastructure at Middelpunt Hill to sustain the UG2 mining operations are also underway. The Company's guidance on capital expenditure to 2012 remains as previously announced.

Profitability
Bokoni achieved a cash operating profit for the quarter of CAN$2.1 million, a 131% improvement on the previous quarter and indicative of the success of the cost-saving initiatives implemented over the past six months. The operating margin continued to improve to 6.1% for the quarter. Anooraq's loss after tax for the quarter decreased by 1% to CAN$18.5 million.

The basic and diluted loss per share improved by 25% quarter on quarter to CAN$0.03 cents per share for the quarter (3Q: CAN$0.04 cents per share).

Cash and facilities
The Company held cash on hand at the end of the period of CAN$30.9 million (ZAR217.9 million) and has access to medium-term debt facilities of approximately CAN$83.9 million (ZAR592 million) in order to finance its share of the three-year high growth plan at Bokoni. Anooraq has access to a CAN$106.4 million (ZAR750 million) operating cashflow shortfall facility (OCSF) from Anglo Platinum Limited, to fund its 51% pro rata share of any operating expenditure and capital expenditure shortfall funding required at Bokoni. The draw down on the OCSF for the quarter was CAN$10.4 million (ZAR74 million), a 34% decrease on the previous quarter as the mine moved into a cash-generative position. The Company has no need for further funding in the short to medium term.

Results presentation: audiolink and webcast details
Philip Kotze, President & CEO of Anooraq, will host a presentation to discuss the company's operational and financial results for the quarter ended December 31, 2009 at 10:00 Eastern Standard Time ("EST") (16:00 Central African Time (CAT)) on Wednesday, March 31, 2010. The dial-in details for the audiolink are listed below. A webcast of the call will be available on the Company's website at www.anooraqresources.com. A playback will be available for three days after the call. The presentation to be used during the call will be available for downloading from the Company's website at www.anooraqresources.com at 09:00 EST (15:00 CAT) on Wednesday, March 31, 2010.

Conference call

Johannesburg, South Africa	16:00 (local time)	Toll	011 535 3600
		Toll-free	0800 200 648
London, United Kingdom	15:00 (local time)	Toll-free	0800 917 7042

New York, United States	10:00 (local time)	Toll	1 412 858 4600
		Toll-free	1 800 860 2442
Toronto, Canada	10:00 (local time)	Toll-free	1 866 605 3852

Playback facility

SA & Other	Code 2159#	Toll	+27 11 305 2030

United Kingdom	Code 2159#	Toll-free	0808 234 6771

United States & Canada	Code 2159#	Toll	+1 412 317 0088

For further information, please contact:

For and on behalf of the Board
Philip Kotze, President and CEO	De Wet Schutte: Acting Chief Financial Officer

For further information on Anooraq and its South African properties, please visit our website www.anooraqresources.com or call investor services in South Africa at +27 11 883 0831 or in North America at 1 800 667 2114.

Anooraq Resources Corporation Philip Kotze President and CEO
Office: +27 11 779 6800
Mobile: +27 83 453 0544

Joel Kesler
Executive: Corporate and Business Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Nicola Taylor
Office: +27 11 880 3924
Mobile: +27 82 927 8957

Macquarie First South Advisers
Melanie de Nysschen / Thembeka Mgoduso
Office: +27 11 583 2000

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. NYSE Amex has neither approved nor disapproved the contents of this press release.

Cautionary and Forward Looking Information
This document contains "forward-looking statements" that were based on Anooraq's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:
•          uncertainties and costs related to the Company's exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
•          uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
•          uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
•          operating and technical difficulties in connection with mining development activities;
•          uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;
•          uncertainties related to unexpected judicial or regulatory proceedings;
•          changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to
•         mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
•         expected effective future tax rates in jurisdictions in which our operations are located;
•         the protection of the health and safety of mine workers; and
•         mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
•          changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;
•          unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
•          changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•          environmental issues and liabilities associated with mining including processing and stock piling ore;
•          geopolitical uncertainty and political and economic instability in countries which we operate; and
•          labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Anooraq, investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.

[1] PGM (4E) = platinum, palladium, rhodium and gold